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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-43174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAL EQUITY TRADING, GP (FORMERLY OPERATING AS SUSQUEHANNA CAPITAL GROUP)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

dm

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAL EQUITY TRADING, GP (FORMERLY OPERATING AS SUSQUEHANNA CAPITAL GROUP), as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JANINE MULLER
Notary Public
UPPER PROVIDENCE TWP., MONTGOMERY CNTY
My Commission Expires Mar 22, 2017

Notary Public

Signature

TREASURER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAL EQUITY TRADING, GP
(Formerly operating as Susquehanna Capital Group)
(a general partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
SAL Equity Trading, GP

We have audited the accompanying statement of financial condition of SAL Equity Trading, GP (formerly operating as Susquehanna Capital Group) (the "Entity") as of December 31, 2016. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the SAL Equity Trading, GP as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 10, 2017

SAL EQUITY TRADING, GP
(Formerly operating as Susquehanna Capital Group)

Statement of Financial Condition
December 31, 2016
(dollars in thousands)

ASSETS		
Cash	$	1
Receivable from clearing broker		7,500
Accrued trading receivables		41
Receivable from affiliates		240
Exchange memberships - at cost (fair value $485)		573
Investment in exchange membership - at fair value		165
Exchange shares - at cost (fair value $1,154)		131
Fixed assets (net of accumulated depreciation of $2,118)		11
Other assets		170
Total assets	$	8,832
LIABILITIES AND PARTNERS' CAPITAL		
Accrued trading payables	$	70
Payable to affiliates		245
Guaranteed payments to partners		333
Accrued expenses		42
Total liabilities		690
Partners' capital		8,142
Total liabilities and partners' capital	$	8,832

NOTE A - ORGANIZATION

SAL Equity Trading, GP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity provides order execution services for affiliated registered broker-dealers on the principal United States securities exchanges. The Entity ceased trading for its own account as a dealer and market maker on the principal United States securities exchanges. The Entity is owned 99.9% by SAL Equity Holding, LLC and 0.1% by SAL Equity Partner, LLC.

On November 1, 2016 the name of the Entity was changed from Susquehanna Capital Group to SAL Equity Trading, GP.

Also on November 1, 2016, the Entity's partnership interests were sold to SAL Equity Holding, LLC and SAL Equity Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Interest income is recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the asset.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1 Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2 Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3 Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2016.

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
(a) Exchange shares	$ 1,154	$ 1,154	
(b) Exchange memberships	485		$ 485
Investment in exchange membership	165		165

(a) Exchange shares reflected on the statement of financial condition at cost are valued in the above table at the last reported contracted sales price as of the valuation date.

(b) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer price as of the valuation date if the last reported sales price falls outside of this spread.

NOTE D - RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2016, the amount receivable from clearing broker reflected on the statement of financial condition represent amounts due from this clearing broker.

NOTE E - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG") and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct operating expenses. Included in payable to affiliates is $242 relating to these direct operating costs.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees to Waves Licensing, LLC amounting to $2.

The Entity executes trades for affiliated broker-dealers for which it receives a fee based on monthly costs of electronic communication network charges, plus a surcharge to cover other costs. As of December 31, 2016, these affiliates owed the Entity $229 related to these fees.

Guaranteed payments in 2016 are determined based on a certain class of partners' contributed capital.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE F - EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange memberships and exchange shares on the statement of financial condition represent ownership interests in exchanges which provide the Entity with the right to conduct business on these exchanges. The exchange memberships and shares are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships and shares as of December 31, 2016.

The amount included in investment in exchange membership on the statement of financial condition represents a membership the Entity is under no obligation to hold and is therefore considered an asset held for investment purposes. Accordingly, this membership is reported at fair value on the statement of financial condition.

NOTE G - FINANCIAL INSTRUMENTS AND RISK

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

(dollars in thousands)

NOTE H - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2016, management has determined that there are no material uncertain income tax positions.

NOTE I - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. As of December 31, 2016, the Entity had net capital of $6,700, which exceeded its requirement of $1,000 by $5,700.

NOTE J - LITIGATION

On June 2, 2011, a lawsuit was filed (the "SLCFC Litigation") in the United States District Court for the Eastern District of Pennsylvania by Deutsche Bank Trust Company Americas, Law Debenture Trust Company of New York and Wilmington Trust Company (collectively, the "Plaintiffs"), in their capacities as successor indenture trustees for certain notes issued by Tribune Company ("Tribune"), against various former shareholders of Tribune which tendered their shares in connection with Tribune's 2007 leveraged buyout (the "LBO"), including the Entity and certain of its affiliates (the "Susquehanna Defendants"). The Plaintiffs allege that the payments by Tribune to the former shareholders in exchange for their Tribune shares in connection with the LBO constitute state law constructive fraudulent transfers. The Plaintiffs instituted at least fifteen other such lawsuits in various jurisdictions throughout the country. On August 16, 2011, the Plaintiffs filed a motion to have the Judicial Panel on Multi-District Litigation (the "JPML") transfer the action to the United States District Court for the Southern District of New York (the "SDNY") and coordinate the action there with the other cases relating to the LBO (including the FitzSimons case described below). On September 15, 2011, the Susquehanna Defendants, along with dozens of other defendants filed a joinder to the Plaintiffs' motion. On December 19, 2011, the JPML granted the motion and transferred the action (and the FitzSimons case) to the SDNY. All of the former Tribune shareholders (including the Susquehanna Defendants) moved to dismiss the claims against them on various grounds. On September 23, 2013, the SDNY granted this motion. Plaintiffs appealed this decision to the U.S. Court of Appeals for the Second Circuit (the "2nd Circuit"), which, on March 29, 2016, issued an opinion affirming dismissal of the claims albeit on different grounds. Plaintiffs next filed a petition for rehearing by the 2nd Circuit, which petition was denied. On October 24, 2016, Plaintiffs file a petition for a writ of certiorari in the Supreme Court. This petition remains pending. Accordingly, this case remains in its early stages. The Entity has been advised by counsel that an estimate for the range of possible loss cannot be determined at this time. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

NOTE J – LITIGATION (CONTINUED)

On December 19, 2011, EGI-TRB LLC, an investor in Tribune in connection with the LBO, commenced an action in Illinois state court with the stated purpose of preserving its right of recovery related to the LBO. The plaintiff alleges that in the event that the defendants are found liable for a fraudulent transfer in connection with the LBO through other proceedings, the plaintiff is entitled to recover from defendants an amount equal to its investment in Tribune. The Susquehanna Defendants are not named defendants in this action. However, the complaint purports to name "John Doe Defendants" who allegedly received cash in exchange for their shares of Tribune stock in connection with the LBO. It is unknown whether the Susquehanna Defendants are John Doe Defendants or will be named as defendants in this action. During 2012, this action was removed to federal court and then transferred and consolidated, for pretrial purposes, with the SLCFC Litigation. Following its decision to grant the motion to dismiss in the SLCFC Litigation, the SDNY dismissed the complaint in this action. Plaintiffs' notice of appeal to the 2nd Circuit of this dismissal was consolidated with the similar appeal in the SLCFC Litigation. As discussed above, on March 29, 2016, the 2nd Circuit issued an opinion affirming dismissal of the claims and, subsequently, denied Plaintiffs petition for rehearing. Plaintiffs petition for writ of certiorari remains pending before the Supreme Court. As with the SLCFC Litigation, this case remains in its early stages. The Entity has been advised by counsel that an estimate for the range of possible loss cannot be determined at this time. The Entity believes that any allegations against it would be without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

On November 1, 2010, the Official Committee of Unsecured Creditors (the "Committee"), which represents the bankruptcy estate of Tribune, filed suit in the United States Bankruptcy Court for the District of Delaware against former Tribune shareholders (including the Susquehanna Defendants), Tribune's former officers and directors, Tribune's financial advisors, Sam Zell and others who benefitted from the LBO (Official Comm. of Unsecured Creditors of Tribune Co. v. FitzSimons). Among other things, the Committee seeks to unwind the LBO by asserting that the buyout payments to the former Tribune shareholders (including the Susquehanna Defendants) constituted intentional fraudulent conveyances by Tribune. As discussed above, this case was transferred to the SDNY. The former Tribune shareholder defendants in this action (including the Susquehanna Defendants) filed comprehensive threshold motion(s) to dismiss. On January 9, 2017, the SDNY entered an order that granted the motion to dismiss. This order also dismissed the only claim that was pending against the Entity and the other Susquehanna Defendants. The time period for Plaintiff to appeal this order has not yet passed. Accordingly, this case remains in its early stages. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.